UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No._____)*


                         CANARGO ENERGY CORPORATION
----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                137225 10 8
             -----------------------------------------------
                               (CUSIP Number)

                                JULY 5, 2000
             -----------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ]      Rule 13d-1(b)
           [X]      Rule 13d-1(c)
           [ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

CUSIP No. 137225 10 8                               Page 2 of 6 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JKX OIL & GAS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM

  NUMBER OF      5  SOLE VOTING POWER

   SHARES              4,054,054

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH            4,054,054

                 8  SHARED DISPOSITIVE POWER

                       0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,054,054

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.97%

12  TYPE OF REPORTING PERSON

        OO


--------------------
*   Based on 40,664,263 shares of common stock outstanding at April 30, 2000.

CUSIP No. 137225 10 8                               Page 3 of 6 Pages


Item 1.

(a)  NAME OF ISSUER: CanArgo Energy Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1580 Guinness House
             727 Seventh Avenue SW
             Calgary, Alberta T2P OZ5 Canada

Item 2.

1.(a)-(c)    NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE;
             AND CITIZENSHIP:

             JKX Oil & Gas plc
             6 Cavendish Square
             London W1M 9HA
             England, United Kingdom


             Citizenship:  United Kingdom

(d)          TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.10 per share

(e)          CUSIP NUMBER: 137225 10 8


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


(a)[  ]      Broker or Dealer registered under Section 15 of the Act
             (15 U.S.C. 78o);

(b)[  ]      Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)[  ]      Insurance Company as defined in Section 3(a)(19) of the Act
             (15 U.S.C. 78c);

(d)[  ]      Investment Company registered under Section 8 of the Investment
             Company Act (15 U.S.C. 80a-8);

(e)[  ]      An investment advisor in accordance with Section
             240.13d-1(b)(1)(ii)(E);

(f)[  ]      An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F);

CUSIP No. 137225 10 8                               Page 4 of 6 Pages


(g)[  ]      A parent holding company or control person, in accordance with
             Section 240.13d-1(b)(1)(ii)(G);

(h)[  ]      A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

(i)[  ]      A church plan that is excluded from the definition of an
             investment company under Section 3(c)(14) of the Investment
             Company Act of 1940 (15 U.S.C. 80a-3);

(j)[  ]      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box.  |X|

Item 4.      OWNERSHIP:


(a)          AMOUNT BENEFICIALLY OWNED: 4,054,054 shares of Common Stock.

(b)          PERCENT OF CLASS:  9.97%

(c)          NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)    Sole power to vote or to direct the vote:

                    4,054,054

             (ii)   Shared power to vote or to direct the vote:

                    0

             (iii)  Sole power to dispose or to direct the disposition of:

                    4,054,054

             (iv)   Shared power to dispose or to direct the disposition of:

CUSIP No. 137225 10 8                               Page 5 of 6 Pages


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.


Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

             See attached Exhibit 1.

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable.


Item 9.      NOTICES OF DISSOLUTION OF GROUP:

             Not applicable.


Item 10.     CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2000

                                        JKX OIL & GAS PLC


                                        By:   /s/ Bruce Burrows
                                              ----------------------------
                                              Name:  Bruce James Burrows
                                              Title: Finance Director